iStar Inc.
1114 Avenue of the Americas, 39th Floor
New York, New York 10036

January 26, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Victor Rivera Melendez, Staff Attorney
Jeffrey Gabor, Staff Attorney

Re:	iStar Inc.
Registration Statement on Form S-4
File No. 333-268822

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby respectfully request acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333-268822) (as amended, the "Registration Statement") of iStar Inc., so that such Registration Statement will be declared effective as of 4:00 p.m. (Eastern time) on January 30, 2023, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Clifford Chance US LLP, by calling Kathleen L. Werner at (212) 878-8526.

Thank you for your assistance in this matter.

Very truly yours,

ISTAR INC.

By:	/s/ Douglas B. Heitner
Name: Douglas B. Heitner
Title: Chief Legal Officer

cc:	Kathleen L. Werner, Clifford Chance US LLP
Eric L. Schiele, Kirkland & Ellis LLP
Michael P. Brueck, Kirkland & Ellis LLP
David L. Perechocky, Kirkland & Ellis LLP